Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965



                        [NEWMONT MINING CORPORATION LOGO]

[NORMANDY MINING LIMTED LOGO]     [FRANCO-NEVADA MINING CORPORATION lIMTED LOGO]


                   [PICTURE OF AUSTRALIAN AND CANADIAN COINS]

NEWMONT + NORMANDY + FRANCO-NEVADA = NEW NEWMONT
THE NEW GOLD STANDARD FOR THE 21ST CENTURY

Newmont Mining Corporation proposes to acquire Normandy Mining Limited and Franco-Nevada Mining Corporation Limited to create the world's largest gold producer. The new company will be:

- #1 in gold production (8.2 million ounces in 2001);
- #1 in reserves (97 million ounces); and
- #1 in EBITDA.

New Newmont will provide investors a clear choice premised on a belief in gold's intrinsic, long-term value and its relevance to a balanced portfolio. New Newmont will have:

- The most leverage to a rising gold price (least hedged of major producers);
- A strong balance sheet (a net debt-to-capital ratio of 23%);
- Low political and socio-economic risk (approximately 70% of production in North America and Australia); and
- Superior trading liquidity (approximately US$62 million in average daily trading volume in major global markets based on combined historical trading performance).

New Newmont will combine unparalleled managerial capabilities with these operating strengths:

- Low cash cost of approximately US$175 per ounce of gold produced;
- 22 mines on five continents;
- Premier land positions in world-class gold districts plus a portfolio of promising development and exploration projects;
- Steady stream of royalty income backed by unique merchant banking expertise;
  and
- Demonstrated commitment to environmental quality and socio-economic development.


THE TRANSACTIONS CONSOLIDATE THESE STRONG COMPANY ATTRIBUTES
-------------------------------------------------------------------------------------------------------------------
NEWMONT (U.S.)                          NORMANDY (AUSTRALIA)                  FRANCO-NEVADA (CANADA)
- Largest gold producer in both         - Australia's largest gold            - Leading precious minerals
  North and South America                 producer                              royalty company with interests
- Discoveries resulted in Carlin        - Additional operations in U.S.         in major gold, platinum
  Trend in Nevada and                     Europe, Africa and South              and diamond mines
  Yanacocha District in Peru              America                             - History of superior returns to
- Global operating capabilities         - Recognized exploration and            investors
  with operations in                      development capabilities            - Strategic focus and merchant
  Uzbekistan and Indonesia              - Portfolio of promising develop-       banking skills
- Recognized R&D leader in                ment projects                       - Strong balance sheet with no
  exploration and metal extraction      - Leader in environmental               debt
                                          protection and sustainability
-------------------------------------------------------------------------------------------------------------------

TERMS OF THE TRANSACTION
--------------------------------------------------------------------------------------------------------------------
NORMANDY TRANSACTION                                          FRANCO-NEVADA TRANSACTION
- 0.0385 of a Newmont common share per                        - 0.8 of a Newmont common share, or
  Normandy ordinary share (to be tradeable in                   Canadian exchangeable share, per Franco-Nevada
  Australia), plus A$0.40 per ordinary share                    common share
  cash payment                                                - Implied price of C$28.36 on November 13,
- Implied offer price per share of A$1.90 based                 the day prior to announcement of the
  on closing stock prices and the A$ exchange                   transaction*
  rate on December 7, the day prior to the                    - Premium of 22% over Franco-Nevada's closing
  announcement of the transaction*                              market price on November 13*
- Premium of 15% over AngloGold's November                    - Exchange for Newmont shares intended to
  29 offer*                                                     be tax-free
- 50.1% minimum acceptance condition,                         - Exchangeable shares to trade on Toronto
  including 19.9% owned by Franco-Nevada                        Stock Exchange
- No capital gains tax for scrip, provided 80%                - Exchangeable shares intended to be Canadian
  of shares accepted                                            property

Normandy shareholders initially to own approximately            Franco-Nevada shareholders initially to own approximately
18% of New Newmont                                              32% of New Newmont


*Will vary depending on current market price. Shareholders should obtain updated quotes on Newmont share price
--------------------------------------------------------------------------------------------------------------------

NEW NEWMONT SNAPSHOT
Last twelve months ended Sept. 30, 2001.
Dollars are US in millions unless indicated otherwise. (1)

                                   NEWMONT          NORMANDY            FRANCO-NEVADA           NEW NEWMONT
--------------------------------------------------------------------------------------------------------------
Proven & probable
  gold reserves (mm oz)(2)          66.3            26.4                 4.4 (3)                  97.1 (3)
Production (mm oz)                   5.8             2.4                 0.3 (3)                   8.6 (3)
Cash costs per oz              $     179       $     160            $    228 (3)            $      175 (3)
Total costs per oz             $     209       $     224            $    291 (3)            $      217 (3)

EBITDA(4)                      $     573       $     276            $    123                $      972
Cash                           $      98       $     193 (5)        $    547                $      380 (6)
Debt                           $   1,282       $     672 (5)        $      0                $    2,068 (6)
Net book capitalization(7)     $   2,874       $     876 (5)        $    428                $    7,392
Diluted shares outstanding (mm)      197           2,238                 160                       394


<F1>
(1) Average exchange rates used for the Australian dollar and Canadian dollar were US$0.523 and US$0.653, respectively.
(2) Latest public filings.
(3) Reflects proportional 49.5 percent ownership of Echo Bay.
(4) EBITDA is defined as revenues minus the cost of sales plus depreciation, depletion and amortization plus amortization of mining cost plus amortization of put options minus general and administrative costs minus exploration and research.
(5) Adjusted to conform to U.S. GAAP accounting.
(6) Net of transaction adjustments including transaction costs of estimated US$90 million and payment of A$0.40 per ordinary share to Normandy shareholders; pro forma debt includes mark to market adjustment to Normandy debt.
(7) Net book capitalization is defined as net debt plus minority interest plus book equity plus preferred stock.


                       THE NEW NEWMONT FACT SHEET / PAGE 2

LEADERSHIP
Wayne W. Murdy, President and Chief Executive Officer of Newmont to be Chairman and CEO Pierre Lassonde, President and Co-Chief Executive of Franco-Nevada to be President

BOARD OF DIRECTORS
The Board of Directors of the New Newmont will have up to 17 members, including Mr. Lassonde and Seymour Schulich, Chairman and Co-Chief Executive Officer of Franco-Nevada. Robert Champion de Crespigny, Chairman and Chief Executive Officer of Normandy, and one other current Normandy director will be offered positions on the New Newmont Board of Directors.


NEW NEWMONT GOLD INTERESTS

[World map marked to show the following combined gold interests:

Core Operations:
Midas, Nevada
Carlin, Nevada
Phoenix, Nevada
Lone Tree, Nevada
Twin CreekS, Nevada
Yanacocha
Tanami
Yandal
Kalgoorlie
Batu Hijau

Strategic Operations:
Yamfo-Sefwi
Akim
Zarafshan
Martabe
Martha
Pajingo/Vera-Nancy

Others:
New Britannia
Musslewhite
Holloway
Golden Giant
Mesquite
La Herradura
Kori Kollo
La Coipa
Crixas
Paracatu
Ovacik
Minahasa
Boddington
Australian Magnesium Corporation]


           LARGEST GLOBAL LAND POSITION = 94,000 SQ.MI./244,000 SQ. KM
  3 major gold regions of Nevada, Peru and Western Australia = 69% of reserves


CORPORATE STOCK INFORMATION - PRINCIPAL MARKETS AND TRADING SYMBOLS
Newmont: NYSE: NEM for the common stock and NEM Pr for the preferred stock
Normandy: ASX: NDY
Franco-Nevada: TSE: FN

NEWMONT CORPORATE HEADQUARTERS
1700 Lincoln Street
Denver, CO 80203
(303) 863-7414
1-800-810-6463

For more information about Newmont, please visit www.newmont.com.
Please also visit www.normandy.com.au and www.franco-nevada.com.

                       THE NEW NEWMONT FACT SHEET / PAGE 3

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. Investors and security holders are advised to read the proxy statement and the prospectus when they become available, because they will contain important information. Investors and security holders may obtain free copies the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.

PARTICIPANTS IN SOLICITATION
Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.



                                                                   Dec. 20, 2001



                       THE NEW NEWMONT FACT SHEET / PAGE 4